UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):     ☐

AVIANCA HOLDINGS PROVIDES ADDITIONAL INFORMATION IN RELATION TO ITS

DISCLOSURE DATED MAY 10, 2020, ANNOUNCING ITS FILING FOR CHAPTER 11 WITH

THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK

BOGOTÁ, Colombia, May 12, 2020 – As announced on May 10, Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) filed for Chapter 11 protection with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Court”). The Company hereby provides additional information with respect to the implications of this filing:

1.	In general, the reorganization procedure under Chapter 11 of the U.S. Bankruptcy Code, involves the following steps:

a.

each debtor entity files voluntary petitions for relief with the U.S. Court in order to commence the Chapter 11 cases. Immediately upon the filing, a broad statutory injunction comes into effect, which prohibits the commencement or continuation of a wide array of enforcement actions concerning the debtors’ property.

b.

Shortly thereafter, the debtors file various motions with the U.S. Court, requesting authority to, among other things, (i) maintain certain operations and (ii) issue payments to various third parties. The U.S. Court rules upon each of these requests at the debtor’s “first day” hearing.

c.

Following the “first day” hearing, the debtors proceed to stabilize their operations and financial position, in part by drawing on various provisions of the U.S. Bankruptcy Code. At this stage, the debtors may also seek final approval of debtor-in-possession financing to fund their restructuring efforts.

d.

Thereafter, the debtors work to negotiate and document a plan of reorganization, which provides a comprehensive restructuring framework and governs the recovery provided to the debtors’ creditors and equity holders.

e.	Assuming certain legal standards are met, the plan of reorganization is then confirmed by the U.S. Court.

f.	Following confirmation of the plan of reorganization, the transactions contemplated thereby are effectuated and the debtors emerge from Chapter 11 protection.

2.

As of the date hereof, neither the Company nor the U.S. Court have made any decisions regarding the treatment or recovery of the holders of the Company’s common or preferred shares, and therefore holders of the Company’s preferred shares currently have the rights and protections granted by Panamanian corporate law and the by-laws of the Company, as described in the Information Prospectus relating to the Company’s Issuance and Placement of Non-Voting Shares entitled to a Preferred Dividend.

*About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, the Company announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

AVIANCA HOLDINGS S.A.
By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary